Filed by First Clover Leaf Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: First Clover Leaf Financial Corp.

Commission File Number: 000-50820

April 28, 2016

Dear Fellow Stockholders,

As you are probably aware through our previous announcement, First Clover Leaf Financial Corp. recently entered into an Agreement and Plan of Merger with First Mid-Illinois Bancshares, Inc., providing for First Mid-Illinois’ acquisition of our company. Because of this transaction, we will not file a proxy statement or plan to hold our regular annual stockholder meeting this year. Details will follow regarding a special meeting of stockholders to consider and approve the merger transaction. Enclosed for your review is our 2015 Annual Report, which is typically mailed with our proxy statement.

As always, I would like to thank you for your ongoing commitment to our company. Feel free to contact me with any questions.

Sincerely,

/s/ P. David Kuhl
P. David Kuhl
President and CEO

Additional Information

This material is not a substitute for the registration statement on Form S-4 that First Mid-Illinois Bancshares, Inc. (“First Mid-Illinois”) will file with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a proxy statement of First Mid-Illinois and First Clover Leaf Financial Corp. (“First Clover Leaf”) that also constitutes a prospectus of First Mid-Illinois, which will be sent to the stockholders of each of First Mid-Illinois and First Clover Leaf. Stockholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about First Mid-Illinois, First Clover Leaf and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Mid-Illinois and First Clover Leaf can be obtained free of charge from the SEC’s website at www.sec.gov. These documents, when available, also can be obtained free of charge by accessing First Mid-Illinois’ website at www.firstmid.com under the tab “Investor Relations” and then under “SEC Filings” or by accessing First Clover Leaf’s website at www.firstcloverleafbank.com under the link “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Mid-Illinois upon written request to First Mid-Illinois Bancshares, Inc., Secretary, 1421 Charleston Avenue, P.O. Box 499, Mattoon, Illinois 61938 or by calling (217) 258-0493, or from First Clover Leaf, upon written request to First Clover Leaf Financial Corp., Corporate Secretary, 6814 Goshen Road, P.O. Box 540, Edwardsville, Illinois 62025 or by calling (618) 656-6122.

Participants in this Transaction

First Mid-Illinois, First Clover Leaf and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of First Mid-Illinois relating to its 2016 Annual Meeting of Stockholders filed with the SEC by First Mid-Illinois on March 18, 2016 and the definitive proxy statement of First Clover Leaf relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 28, 2015. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.